SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              ____________________


                                    FORM 11-K
                                  ANNUAL REPORT
                          PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2002
                           Savings and Investment Plan
                       for Employees of Weingarten Realty
                            (Full title of the plan)


                              ____________________


                           WEINGARTEN REALTY INVESTORS
          (Name and issuer of the securities held pursuant to the plan)

                            2600 Citadel Plaza Drive
                              Houston, Texas  77008
                    (Address of principal executive offices)

Financial  Statements  and  Exhibits
------------------------------------

     (a)   Financial  statements.

           (1)    Independent  Auditors'  Report for the Year Ended
                  December 31, 2002

           (2)    Independent  Auditors'  Report for the Year Ended
                  December 31, 2001

           (3) Statements of Net Assets Available for Benefits As of December 31, 2002 and 2001

           (4) Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2002 and 2001

           (5)    Notes  to  Financial  Statements

           (6) Supplemental Schedule of Assets Held for Investment Purposes at Year End

           The financial statements and schedules referred to above have been prepared in accordance with the regulations of the Employee Retirement Income Security Act of 1974 as allowed under the Form 11-K financial statement requirements.

     (b)   Exhibits.

               23.1  - Independent Auditors' Consent for the Year
                       Ended December 31,  2002

               23.2  - Independent Auditors' Consent for the Year
                       Ended December 31,  2001



Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                   SAVINGS  AND  INVESTMENT  PLAN  FOR
                                   EMPLOYEES  OF  WEINGARTEN  REALTY

                                   By:  Weingarten  Realty  Investors



Date:  June  30,  2003             By:    /s/   Andrew M. Alexander
                                       ------------------------------
                                        Andrew M. Alexander, President/
                                         Chief  Executive  Officer

                          INDEPENDENT AUDITORS' REPORT


Plan Committee
Savings and Investment Plan for
Employees of Weingarten Realty

We have audited the accompanying statement of net assets available for benefits of the Savings and Investment Plan for Employees of Weingarten Realty as of December 31, 2002 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at December 31, 2002, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                       BDO  Seidman,  LLP


Houston,  Texas
June  23,  2003

                          INDEPENDENT AUDITORS' REPORT


To the Trustees and Participants of the
     Savings and Investment plan for Employees of Weingarten Realty
Houston, Texas

We have audited the accompanying statement of net assets available for benefits of the Savings and Investment Plan for Employees of Weingarten Realty (the "Plan") as of December 31, 2001 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.




DELOITTE  &  TOUCHE  LLP
Houston, Texas

June  19,  2002

                         SAVINGS AND INVESTMENT PLAN FOR
                         EMPLOYEES OF WEINGARTEN REALTY
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 2002 AND 2001



                                 ASSETS
                                 ------

                                                    2002           2001
                                             -----------    -----------

Investments, at fair value:
  Pooled separate accounts . . . . . . . . . $ 7,140,150    $ 8,376,891
  Guaranteed interest. . . . . . . . . . . .   3,604,060      2,418,334
  Common stock fund. . . . . . . . . . . . .   1,795,875      1,391,680
  Participant loans. . . . . . . . . . . . .     303,157        338,974
                                             -----------    -----------

Total investments. . . . . . . . . . . . . .  12,843,242     12,525,879
                                             -----------    -----------

Receivables:
  Employer contributions . . . . . . . . . .      52,716         44,790
  Participants' contributions. . . . . . . .      95,172         92,727
                                             -----------    -----------

Total receivables. . . . . . . . . . . . . .     147,888        137,517
                                             -----------    -----------

Total assets . . . . . . . . . . . . . . . .  12,991,130     12,663,396


                                  LIABILITIES
                                  -----------

Due to Plan Trustee. . . . . . . . . . . . .          -          12,182
                                             -----------    -----------

Net Assets Available for Benefits. . . . . . $12,991,130    $12,651,214
                                             ===========    ===========



                 See accompanying notes to financial statements.

                         SAVINGS AND INVESTMENT PLAN FOR
                         EMPLOYEES OF WEINGARTEN REALTY
            STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 2002 AND 2001


                                                                      2002          2001
                                                              ------------  ------------
Additions:
     Investment income:
        Interest income:
             Participant loans. . . . . . . . . . . . . . . . $    24,778   $    32,407
             Guaranteed interest. . . . . . . . . . . . . . .     145,669       112,590
        Net appreciation (depreciation) in fair value
             of investments:
             Pooled separate accounts . . . . . . . . . . . .  (1,438,699)   (1,266,470)
             Common stock fund. . . . . . . . . . . . . . . .     283,860       187,259
                                                              ------------  ------------

Total investment loss . . . . . . . . . . . . . . . . . . . .    (984,392)     (934,214)
                                                              ------------  ------------

Contributions:
     Participants' contributions. . . . . . . . . . . . . . .   1,297,590     1,092,483
     Employer contributions . . . . . . . . . . . . . . . . .     485,225       411,133
     Rollover contributions . . . . . . . . . . . . . . . . .     210,888        92,755
                                                              ------------  ------------

Total contributions . . . . . . . . . . . . . . . . . . . . .   1,993,703     1,596,371
                                                              ------------  ------------

Total additions . . . . . . . . . . . . . . . . . . . . . . .   1,009,311       662,157
                                                              ------------  ------------

Deductions:
     Benefits paid to participants. . . . . . . . . . . . . .     643,079       322,332
     Administrative expenses (Note 6) . . . . . . . . . . . .      26,316        22,973
                                                              ------------  ------------

Total deductions. . . . . . . . . . . . . . . . . . . . . . .     669,395       345,305
                                                              ------------  ------------

Net increase. . . . . . . . . . . . . . . . . . . . . . . . .     339,916       316,852

Net Assets Available for Benefits, beginning of year. . . . .  12,651,214    12,334,362
                                                              ------------  ------------

Net Assets Available for Benefits, end of year. . . . . . . . $12,991,130   $12,651,214
                                                              ============  ============



                 See accompanying notes to financial statements.

                         SAVINGS AND INVESTMENT PLAN FOR
                         EMPLOYEES OF WEINGARTEN REALTY
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 - PLAN DESCRIPTION


     The following description of the Savings and Investment Plan for Employees of Weingarten Realty ("the Plan") provides only general information. The Plan provides retirement and related benefits for employees of Weingarten Realty Investors ("WRI") and its wholly owned subsidiary, Weingarten Realty Management Company ("WRMC"), (collectively, the "Company"). Participants should refer to the Plan agreement or Summary Plan Description (SPD) for a more complete description of the Plan's provisions.


General

     The Plan is a contributory, defined contribution 401(k) plan available to qualifying employees of the Company. John Stacy (V.P. Human Resources at WRI) is the plan administrator. To be eligible to participate in the Plan, an employee must have attained the age of 21 and have completed at least one hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

     Participants may contribute up to the maximum amount allowed by the Internal Revenue Service ("IRS") of their annual compensation, subject to certain limitations, with the contributions and earnings thereon being nontaxable until withdrawn from the Plan. The Company will match up to 50% of the first 6% of the participant's compensation for each plan year. The match is invested in various investment options as directed by the participant.

     The Company may also make discretionary contributions. Discretionary contributions are allocated to the individual participant based on the ratio of the participant's compensation to the compensation of all participants during the year. No discretionary contributions are invested in Weingarten Realty Common Shares. No discretionary contributions were made during the year ended 2002 and 2001.


Rollovers

     Rollovers represent funds transferred to the Plan from other plans of the participants.


Participants' Accounts

     Each participant's account is credited with the participant's and the Company's contributions and an allocation of net plan earnings. Participants may direct the investment of their account balances into various investment options offered by the Plan. Currently, the Plan offers 15 funds as investment options for participants.


Vesting

     Participants are immediately vested in their pre-tax deferred contributions and any income or loss thereon. Participants become 100% vested in Company contributions after five years of service.

                         SAVINGS AND INVESTMENT PLAN FOR
                         EMPLOYEES OF WEINGARTEN REALTY
                          NOTES TO FINANCIAL STATEMENTS


Payment of Benefits

     Upon termination of service, due to death, disability, retirement or separation, a participant may elect to receive either a lump-sum distribution or installment payments under various options.


Forfeitures

     All employer contributions credited to a participant's account, but not vested are forfeited by the participant upon withdrawal of the full vested value of his or her account. Forfeitures of employer contributions credited to a participant's account are applied to reduce subsequent employer contributions. There were no assets representing forfeited non-vested accounts, which were available to reduce future employer contributions at December 31, 2002.


Participant Loans

     Participants may borrow up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The minimum loan amount is $1,000. The loans are secured by the balance in the participant's account and bear interest at 5.25% - 10.5%. The loans are repaid ratably through bi-weekly payroll deductions over a period of five years or less.


Administrative  Expenses

     Certain administrative expenses of the Plan are paid directly by the Company.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


Basis of Accounting

     The accompanying financial statements have been prepared under the accrual method of accounting.


Use  of  Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.


Reclassification

     Certain  2001  amounts  have  been  reclassified  to  conform  to  2002 presentation.


Investment  Valuation  and  Income  Recognition

     Investments are stated at fair value based upon quoted market prices, except for participant loans, which are stated at cost, which approximates their fair value. Purchases and sales of investments are recorded on a trade date basis.

                         SAVINGS AND INVESTMENT PLAN FOR
                         EMPLOYEES OF WEINGARTEN REALTY
                          NOTES TO FINANCIAL STATEMENTS


Payment of Benefits

     Benefits are recorded when paid.


Pooled Separate Accounts

     Accounts are established by the Massachusetts Mutual Life Insurance Company ("Mass Mutual") for the purpose of investing assets of multiple plans. Funds are in separate accounts and are not commingled with other assets of Mass Mutual for investment purposes.


NOTE 3 - INVESTMENTS


     The following presents investments that represent 5% or more of the Plan's net assets:


                                                                   2002        2001
                                                             ----------   ----------
Mass Mutual, Fixed Income Fund. . . . . . . . . . . . . . .  $3,604,060   $2,418,334
Mass Mutual, Weingarten Realty Investors Stock Fund . . . .   1,795,875    1,391,680
Mass Mutual, Separate Investment Account,
    Capital Appreciation. . . . . . . . . . . . . . . . . .   1,372,173    2,133,644
Mass Mutual, Separate Investment Account,
    MM Core Bond. . . . . . . . . . . . . . . . . . . . . .   1,767,305    1,468,753
Mass Mutual, Separate Investment Account,
    MM Core Value Equity. . . . . . . . . . . . . . . . . .   1,519,249    1,857,203
Mass Mutual, Separate Investment Account,
    MM Mid Capital Growth . . . . . . . . . . . . . . . . .           -      946,069
Mass Mutual Separate Investment Account,
    MM Mid Capital Growth II. . . . . . . . . . . . . . . .     655,284            -



NOTE 4 -PLAN TERMINATION


     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants' accounts will become fully vested and non-forfeitable.


NOTE 5 - INCOME TAX STATUS


     The Plan is an adoption of a standardized prototype arrangement designed by the Massachusetts Mutual Life Insurance Company. Mass Mutual received a determination letter from the Internal Revenue Service that qualified the prototype arrangement as tax-exempt under the appropriate sections of the Internal Revenue Code (IRC). Although the Plan has been amended since adoption, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                         SAVINGS AND INVESTMENT PLAN FOR
                         EMPLOYEES OF WEINGARTEN REALTY
                          NOTES TO FINANCIAL STATEMENTS


NOTE 6 - RELATED PARTY TRANSACTIONS


     The Plan assets are managed by Massachusetts Mutual Life Insurance Company. Mass Mutual is the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the daily operational services of the Plan amounted to $24,313 and $22,973 for the years ended December 31, 2002 and 2001, respectively.


NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500


     The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:


                                                                                2002           2001
                                                                        ------------   ------------
Net assets available for benefits per the financial statements . . . .  $12,991,130    $12,651,214
Contributions receivable from employer . . . . . . . . . . . . . . . .      (52,716)       (44,790)
Contributions receivable from participants . . . . . . . . . . . . . .      (95,172)       (92,727)
Due to plan trustee. . . . . . . . . . . . . . . . . . . . . . . . . .            -         12,182
                                                                        ------------   ------------
Net assets available for benefits per the Form 5500. . . . . . . . . .  $12,843,242    $12,525,879
                                                                        ============   ============



     The following is a reconciliation of total additions per the financial statements to Form 5500.


                                                                                2002           2001
                                                                         ------------   ------------
Total additions per the financial statements . . . . . . . . . . . . . . $ 1,009,311    $   662,157
Add:     Contributions receivable from employer at
             beginning of year . . . . . . . . . . . . . . . . . . . . .      44,790         40,456
Add:     Contributions receivable from participants at
             beginning of year . . . . . . . . . . . . . . . . . . . . .      92,727         91,658
Add:     Loan interest receivable from participants at
             beginning of year . . . . . . . . . . . . . . . . . . . . .           -          1,675
Add:     Due to plan trustee payable at end of year. . . . . . . . . . .           -         12,182
Less:    Contributions receivable from employer at end of year . . . . .     (52,716)       (44,790)
Less:    Contributions receivable from participants at end of year . . .     (95,172)       (92,727)
Less:    Due to plan trustee payable at beginning of year. . . . . . . .     (12,182)             -
                                                                         ------------   ------------

Total additions per the Form 5500. . . . . . . . . . . . . . . . . . . . $   986,758    $   670,611
                                                                         ============   ============

                         SAVINGS AND INVESTMENT PLAN FOR
                         EMPLOYEES OF WEINGARTEN REALTY
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                 AT END OF YEAR
                                DECEMBER 31, 2002


                                                                EIN: 74-1464203
                                                                Plan:       002

     (b)                                  (c)                                                                          (e)
     Identity of Issue, Borrower, Lessor  Description of Investment, Including Maturity Date, Rate              (d)    Current
(a)  or Similar Party                       of Interest, Collateral, Par or Maturity Value                      Cost   Value
-----------------------------------------------------------------------------------------------------------------------------------
 *   MassMutual Life Insurance Company    Separate Investment Account, Capital Appreciation (13,023.112 units)  $ (i)  $ 1,372,173
 *   MassMutual Life Insurance Company    Separate Investment Account, MM Fundamental Value (1,067.025 units)     (i)       83,862
 *   MassMutual Life Insurance Company    Separate Investment Account, MM Core Bond (13,811.081 units             (i)    1,767,305
 *   MassMutual Life Insurance Company    Separate Investment Account, Small Company Value (493.182 units)        (i)       42,944
 *   MassMutual Life Insurance Company    Separate Investment Account, Global (3,194.071 units)                   (i)      387,605
 *   MassMutual Life Insurance Company    Separate Investment Account, MM Indexed Equity (5,201.203 units)        (i)      407,449
 *   MassMutual Life Insurance Company    Separate Investment Account, MM Mid Cap Growth (5,640.946 units)        (i)      655,284
 *   MassMutual Life Insurance Company    Separate Investment Account, MM Growth Equity (3,641.049 units)         (i)      240,750
 *   MassMutual Life Insurance Company    Separate Investment Account, MM Overseas (899.399 units)                (i)       66,466
 *   MassMutual Life Insurance Company    Separate Investment Account, MM Small Cap Growth (2,200.707 units)      (i)      202,191
 *   MassMutual Life Insurance Company    Separate Investment Account, Core Value Equity (21,033.999 units)       (i)    1,519,249
 *   MassMutual Life Insurance Company    Separate Investment Account, Focused Value (2,258.815 units)            (i)      283,166
 *   MassMutual Life Insurance Company    Separate Investment Account, Large Cap Value (1,033.370 units)          (i)      111,706
 *   MassMutual Life Insurance Company    Weingarten Realty Investors Stock Fund (100,399.495 units)              (i)    1,795,875
 *   MassMutual Life Insurance Company    Guaranteed Interest                                                     (i)    3,604,060
 *   Participant Loans                    Due semi-monthly, bearing interest 5.25% to 10.5%                     $   -  $   303,157
-----------------------------------------------------------------------------------------------------------------------------------

     *     A party in interest as defined by ERISA.
     (i)   Historical cost of participant directed investments are not a required disclosure.
